                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                      ASCHE TRANSPORTATION SERVICES, INC.
                                (Name of Issuer)

                        COMMON STOCK, PAR VALUE $ .0001
                         (Title of Class of Securities)

                                   04362T100
                                 (CUSIP Number)

                             KEVIN C. DOOLEY, ESQ.
                    SENIOR VICE PRESIDENT AND LEGAL COUNSEL
                            CHURCHILL CAPITAL, INC.
                            3100 METROPOLITAN CENTRE
                              333 SOUTH 7TH STREET
                         MINNEAPOLIS, MINNESOTA  55402
                                 (612) 673-6708


        ---------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 15, 2000
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

-------------------                                         ------------------
CUSIP No. 04362T100                   13D                   Page 2 of 11 Pages
-------------------                                         ------------------

==============================================================================
 1.
      NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      CHURCHILL ENVIRONMENTAL & INDUSTRIAL EQUITY PARTNERS, L.P.
==============================================================================
 2.
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) [_]
                                                                       (b) [_]
==============================================================================
 3.
      SEC USE ONLY

==============================================================================
 4.
      SOURCE OF FUNDS
      WC
==============================================================================
 5.
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                [_]
==============================================================================
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    DELAWARE
==============================================================================
                     7.
    NUMBER OF              SOLE VOTING POWER
      UNITS
  BENEFICIALLY     ===========================================================
    OWNED BY         8.
      EACH                 SHARED VOTING POWER
    REPORTING              4,138,983
  PERSON WITH      ===========================================================
                     9.
                           SOLE DISPOSITIVE POWER

                   ===========================================================
                    10.
                           SHARED DISPOSITIVE POWER
                           2,666,667
==============================================================================
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,138,983
==============================================================================
     12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [_]

==============================================================================
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          48%
==============================================================================
     14.  TYPE OF REPORTING PERSON

          PN
==============================================================================

                                 SCHEDULE 13D
CUSIP NO. 04362T100                                         Page 3 of 11 Pages
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      CHURCHILL CAPITAL ENVIRONMENTAL, L.L.C.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             4,138,983
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,666,667
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      4,138,983
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      48%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP NO. 04362T100                                         Page 4 of 11 Pages
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      CHURCHILL CAPITAL, INC.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
      AF
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      MINNESOTA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             4,138,983
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,666,667
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      4,138,983
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      48%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

     This Amendment No. 3 relates to shares of Common Stock, $0.0001 par value per share ("Common Stock"), of Asche Transportation Services, Inc., a Delaware corporation (the "Issuer") with principal offices located at 10214 North Mount Vernon Road, Shannon, Illinois 61078, and is being filed jointly by Churchill Environmental & Industrial Equity Partners, L.P., a Delaware limited partnership ("CEIP"), Churchill Capital Environmental, L.L.C., a Delaware limited liability company ("CCE"), and Churchill Capital, Inc., a Minnesota corporation ("CCI", and together with CEIP and CCE, the "Reporting Persons"). This Amendment No. 3 supplements and amends the statement on Schedule 13D originally filed with the Commission on September 17, 1999, as amended by Amendment No. 1 filed with the Commission on or about October 6, 1999 ("Amendment No. 1"), and Amendment No. 2 filed with the Commission on May 24, 2000 ("Amendment No. 2") (as amended, the "Statement").


Item 3.  Source and Amount of Funds or Other Consideration

     As described more fully in Amendment No. 2, if the Transaction (as defined below) is consummated, the Issuer will issue the Warrant (as defined below) to CEIP in consideration of a $7,000,000 investment by CEIP in Specialty Transportation Services, Inc., a wholly owned subsidiary of the Issuer ("STS"). The proceeds of such loan are to be used as working capital by STS and to fund an intercompany loan (the "Intercompany Loan") in the amount of $2,250,000 by STS to the Issuer. The source of the funds to be invested in STS by CEIP, a private investment fund, as part of the Transaction are investment funds provided to CEIP by its limited partners.


Item 4.  Purpose of Transaction

     On June 9, 2000, CEIP, STS and the Issuer entered into a letter of intent (the "Letter of Intent") setting forth the terms of a transaction (the " Transaction") pursuant to which CEIP would invest $7,000,000 in STS in exchange for (a) a senior subordinated convertible promissory note (the "Note") convertible at any time into at least 70% but no more than 85% of the common stock of STS (such variance to depend upon the amount and form of interest paid under the Note and whether certain cash flow targets for STS's 2000 fiscal year are achieved) and (b) the issuance by the Issuer of a warrant (the "Warrant") to acquire the number of shares of Common Stock that, upon exercise of the Warrant, would result in CEIP owning 53% of the outstanding Common Stock on a fully diluted basis when combined with all shares of Common Stock held by CEIP. Many of the terms of the Transaction are contained in two term sheets attached to the Letter of Intent as Exhibit A thereto (the "Term Sheets"), earlier versions of which were presented by CEIP to the Special Committee of the Board of Directors of the Issuer on May 19, 2000, as described in Amendment No. 2. The May 19 versions of the Term Sheets and the Term Sheets attached to the Letter of Intent as Exhibit A are substantially the same. The only material differences between the two versions of the Term Sheets are the following additional terms contained in the Term Sheets attached to the Letter of Intent:

     1. CEIP's equity stakes in STS (following conversion of the Note) and the Issuer (following issuance of the Warrant) would be protected by customary anti-dilution provisions, including (in the case of the Common Stock) automatic adjustments for new grants of options to management of the Issuer to purchase an aggregate of more than 1% of the outstanding Common Stock.

     2. CEIP would be granted a second priority security interest securing the Note and the Issuer would be granted a second priority security interest securing the Intercompany Loan. Both security interests would be created in personal property collateral of the respective borrowers, and state and local filings would be made by CEIP and the Issuer (as respective secured parties) to perfect their respective security interests in all personal property other than motor vehicles and trailers.

     3. All closing, legal and other professional fees payable by the Issuer to or on behalf of CEIP in connection with the Transaction would be paid at the closing, except for the Closing Fee (as defined in the Term Sheets), which would be paid under payment terms to be negotiated prior to the closing of the Transaction.

     4. The closing of the Transaction would be conditioned upon STS and the Issuer reaching agreements with certain of their respective creditors regarding restructuring certain debts and securing the approval of the Transaction by such creditors.

       The Letter of Intent is non-binding on the parties except for certain specifically identified binding provisions. The binding provisions include provisions (1) establishing a period of exclusivity of negotiations with respect to the Transaction between the Issuer and STS and CEIP; (2) providing that fees and expenses of CEIP will be paid by the Issuer under certain circumstances; (3) prohibiting the parties from making public announcements regarding the Transaction without the approval of the other party(ies); and (4) setting forth indemnifications of CEIP and its affiliates by the Issuer and STS under certain circumstances.

       The Letter of Intent contemplates the parties will promptly prepare and negotiate definitive agreements and that the Transaction will be consummated no later than July 7, 2000, provided that certain conditions precedent identified in the Letter of Intent have been satisfied. The Special Committee of the Board of Directors of the Issuer approved the execution and delivery of the Letter of Intent, and on June 15, 2000, the Board of Directors of the Issuer voted to approve the Letter of Intent and its terms. (The members of the Board of Directors of the Issuer designated by CEIP abstained from such vote.)

Item 5.  Interest in Securities of the Issuer

     As of the date of filing of this Amendment No. 3 to the Statement, the Reporting Persons directly own 2,666,667 shares of Common Stock, representing approximately 31% of the outstanding Common Stock. And as more fully described and reported in Amendment No. 1, CEIP, CCE and CCI may be deemed to have "beneficial ownership" (as defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended) (the "Exchange Act") of approximately an additional 17% of the shares of outstanding Common Stock. As described above, if the Transaction is consummated and the Warrant is exercised by CEIP, CEIP would hold approximately 53% of the outstanding Common Stock.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     If the Transaction is consummated and the Warrant is issued, CEIP would own and hold the right to acquire an aggregate of approximately 53% of the outstanding shares of Common Stock on a fully diluted basis.

       Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that the Reporting Persons (or any of them) are the beneficial owners of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

                                   SIGNATURE
                                   ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 21, 2000


                            CHURCHILL ENVIRONMENTAL & INDUSTRIAL
                            EQUITY PARTNERS, L.P., a Delaware
                            limited partnership

                            By Churchill Capital Environmental, L.L.C., a Delaware limited liability company

                              Its General Partner

                                 By Churchill Capital, Inc.

                                    Its Managing Agent

                                      By:  /s/ Kevin C. Dooley
                                           -----------------------------------
                                         Name:     Kevin C. Dooley
                                         Title:    Senior Vice President
                                                   and Legal Counsel

                                   SIGNATURE
                                   ---------



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 21, 2000


                            CHURCHILL CAPITAL ENVIRONMENTAL, L.L.C.

                              By Churchill Capital, Inc.

                                    Its Managing Agent

                                      By:  /s/ Kevin C. Dooley
                                           --------------------------------
                                         Name:     Kevin C. Dooley
                                         Title:    Senior Vice President
                                                   and Legal Counsel

                                   SIGNATURE
                                   ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 21, 2000


                            CHURCHILL CAPITAL, INC.

                                 By:  /s/ Kevin C. Dooley
                                      ---------------------------------------
                                    Name:     Kevin C. Dooley
                                    Title:    Senior Vice President
                                              and Legal Counsel

                                 EXHIBIT INDEX
                                 -------------



     Exhibit 7.1. Letter of Intent dated June 9, 2000 (and approved and adopted by the Board of Directors of the Issuer on June 15, 2000), among the
Issuer, STS                    and CEIP